                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration File No.: 333-86401


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 16, 1999)
                                                                         [ANNALY
                                                                         LOGO]





                                 800,000 SHARES
                        ANNALY MORTGAGE MANAGEMENT, INC.
                                  COMMON STOCK


         We are offering 800,000 shares of our common stock, par value $0.01 per share at a price of $8.93 per share. We will receive all of the net proceeds from the sale of such common stock. Our common stock is listed on the New York Stock Exchange under the symbol NLY. The last reported sale price of our common stock on January 23, 2001 was $9.8125 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS TO READ ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.



                                                  Per Share           Total
                                                  ---------           -----
      Public offering price................         $8.93          $7,144,000
      Proceeds, before expenses, to us.....         $8.93          $7,144,000


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         We expect that the common stock will be ready for delivery on or about January 29, 2001.


           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JANUARY 23, 2001

                           FORWARD-LOOKING STATEMENTS

         This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, among other things:

         o business conditions and the general economy, especially as they affect interest rates,

         o        the federal, state, and local regulatory environment;

         o an increase in the prepayment rate on the loans that back our mortgage-backed securities;

         o        the inability to borrow at favorable rates; and

         o        the inability to maintain our REIT qualification.

         Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by us with the Securities and Exchange Commission, including Forms 10-Q and 10-K.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

         You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

         The following information is qualified by its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference in the prospectus and this prospectus supplement, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in the accompanying prospectus before making an investment decision to purchase shares of our common stock. All references to "we," "us" or the "Company" in this prospectus supplement and the accompanying prospectus mean Annaly Mortgage Management, Inc. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option available to them in a public offering held concurrent with this offering.

                                   THE COMPANY

         We are a publicly traded company that owns and manages a portfolio of mortgage-backed securities, including mortgage pass-through certificates, collateralized mortgage obligations (or CMOs) and other securities representing interests in or obligations backed by pools of mortgage loans. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our mortgage-backed securities and the costs of borrowing to finance our acquisition of mortgage-backed securities. We have elected to be taxed as a real estate investment trust (or REIT) under the Internal Revenue Code. Therefore, substantially all of our assets consist of qualified REIT real estate assets (of the type described in Section 856(c)(5)(B) of the Internal Revenue Code). We commenced operations on February 18, 1997. We are self-advised and self-managed.

         We have financed our purchases of mortgage-backed securities with the net proceeds of equity offerings and borrowings under repurchase agreements whose interest rates adjust based on changes in short-term market interest rates. We plan to finance additional purchases of mortgage-backed securities with the proceeds of this offering, future offerings and future borrowings.

         We are a Maryland corporation. Our principal office is located at 12 East 41st Street, Suite 700, New York, New York 10017, and our telephone number is 212-696-0100.

                               RECENT DEVELOPMENTS

         We declared our fourth quarter 2000 common stock dividend of $0.25 per share on December 20, 2000. This dividend is payable on January 30, 2001 to stockholders of record on December 29, 2000.

                                  THE OFFERING

Common stock offered by us.......   800,000 shares

Common stock to be outstanding      24,322,978 shares(1)
after the offering...............

Use of proceeds..................   We intend to use the net proceeds of this
                                    offering and a concurrent public offering to purchase mortgage-backed securities. We then intend to increase our investment assets by borrowing against these mortgage-backed securities and using the proceeds to acquire additional mortgage-backed securities.

New York Stock Exchange symbol...   NLY

-----------------
(1) Based upon the number of shares outstanding as of January 23, 2001. Includes 9,000,000 shares that were sold in a concurrent public offering.

         The Company has sold 9,000,000 shares at a price of $9.50 per share in an underwritten public offering which was held concurrent with this offering.

                                 USE OF PROCEEDS

         We intend to use the net proceeds of this offering and the concurrent public offering to purchase mortgage-backed securities. We then intend to increase our investment assets by borrowing against these mortgage-backed securities and using the proceeds to acquire additional mortgage-backed securities.

         The net proceeds from the sale of the 800,000 shares of common stock offered hereby will be approximately $7,114,000. The net proceeds of the concurrent public offering will be approximately $80,270,000.

                                 CAPITALIZATION

         The following table sets forth our actual capitalization at September 30, 2000 and as adjusted to give effect to the issuance of 800,000 shares of our common stock offered hereby and 9,000,000 shares of our common stock offered in the concurrent public offering, and the application of the estimated net proceeds from both offerings.


                                                          SEPTEMBER 30, 2000

                                                        Actual       As Adjusted(1)(2)
                                                     -----------     -----------------
  Common stock: par value $0.01 per share;
  100,000,000 Authorized, 14,299,433 shares
   issued and outstanding (as adjusted 24,099,433
   shares)                                               142,994           240,994

  Additional paid-in capital                         146,069,666       233,355,666
  Accumulated other comprehensive loss               (27,739,094)      (27,739,094)
  Retained earnings                                      233,781           233,781
                                                     -----------       -----------

               Total                                 118,707,347       206,091,347
                                                     ===========       ===========

(1) After deducting expenses of this offering, and the estimated underwriting discounts and commissions and estimated offering expenses payable by us in the concurrent public offering, and assuming no exercise of the underwriters' over-allotment option in the concurrent public offering to purchase up to an additional 1,350,000 shares of our common stock. Assumes a net proceed per share of $8.93 with respect to the shares offered in this offering and the shares offered in the concurrent public offering and approximate aggregate expenses of $130,000.

(2) Does not include 903,807 shares of common stock issuable upon the exercise of options granted pursuant to our Long-Term Incentive Plan.

                        FEDERAL INCOME TAX CONSIDERATIONS

         Based on various factual representations made by us regarding our operations, in the opinion of Brown & Wood LLP, our counsel, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled us, and will enable us, to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Brown & Wood LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of Brown & Wood LLP is not binding on the IRS or any court. The opinion of Brown & Wood LLP is based upon existing law, IRS regulations and currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively.

         The following discussion supplements the discussion set forth in the prospectus and should be read in conjunction with the discussion in the prospectus. The following discussion reflects material changes in federal tax laws that have become effective since the date of the prospectus. The headings used below correspond to those used in the prospectus and you should read the following material rather than the material that appears under the identical headings in the prospectus.

         ASSET TESTS

         At the close of each quarter of each taxable year, we must satisfy the following tests relating to the nature of our assets:

         (a) at least 75% of the value of our total assets must be represented by "qualified REIT real estate assets," cash, cash items and government securities;

         (b) not more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class (e.g., government securities and mortgage-backed securities);

         (c) not more than 20% of the value of our total assets may be represented by securities of one or more Taxable REIT subsidiaries (described below); and

         (d) except for securities in the 75% asset class, securities in a Taxable REIT subsidiary or "qualified REIT subsidiary" and certain partnership interests and certain debt obligations--

                  (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer,

                  (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer, and

                  (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer. (Under a special transition provision, this particular rule will not apply to securities held on July 12, 1999, provided the issuer of those securities does not engage in a substantial new line of business or acquire substantial new assets after that date, and provided we do not acquire additional securities in such issuer).

         "Qualified REIT real estate assets" means assets of the type described in section 856(c)(5)(B) of the Internal Revenue Code, and generally include (among other assets) interests in mortgages on real property, and shares in other REITs. A "Taxable REIT subsidiary" is a corporation that may earn income that would not be qualifying income if earned directly by the REIT. A REIT may hold up to 100% of the stock in a Taxable REIT subsidiary. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a "Taxable REIT Subsidiary" by jointly filing a Form 8875 with the IRS. A Taxable REIT Subsidiary will pay tax at the regular corporate rates on any income that it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a Taxable REIT Subsidiary and the parent REIT are at arm's-length.

         If we fail to meet any of the asset tests as of the close of a calendar quarter due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter.

         DISTRIBUTION REQUIREMENTS.

         To qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to
(1) the sum of (a) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of noncash income. In addition, if we were to recognize gain on disposition of any assets acquired from a "C" corporation in a transaction in which gain was not recognized, we would be required to distribute at least 90% of the gain recognized net of the tax we would pay on such gain.

         To the extent that we do not distribute all of our net capital gain or distribute at least 90% (but less than 100%) of our REIT taxable income, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income (after reduction for capital losses and certain net ordinary losses) for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts we actually distributed during the calendar year and the amount of REIT taxable income and net capital gain, if any, on which we paid income tax for such year.

         We may elect to require the shareholders to include undistributed net capital gains in their income by designating, in a written notice to shareholders, those amounts as undistributed capital gains. If we make such an election, the shareholders will (1) include in their income as capital gains their proportionate share of such undistributed capital gains and (2) be deemed to have paid their proportionate share of the tax we paid on such undistributed capital gains and thereby receive a credit or refund for such amount. In addition, a shareholder's basis in shares will be increased by the difference between the amount of capital gain included in the shareholder's income and the amount of the tax that we are deemed to have paid on the shareholder's behalf. Our earnings and profits will be adjusted appropriately.

         Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

                         CERTAIN CHANGES TO MARYLAND LAW

         The following discussion supplements the discussion set forth in the prospectus and should be read in conjunction with the discussion in the prospectus. The following discussion reflects material changes in Maryland General Corporation Law that have become effective since the date of the prospectus. Effective June 1, 2000, the Maryland Control Share Acquisition Statute was amended to reduce the initial threshold for triggering the definition of "control shares" from one-fifth to one-tenth of the voting power of a Maryland corporation.

                              PLAN OF DISTRIBUTION

         We have agreed to sell to FBR Asset Investment Corporation, and FBR Asset Investment Corporation has agreed to purchase from us, an aggregate of 800,000 shares of our common stock, at a purchase price of $8.93 per share.

         We expect to incur expenses of approximately $30,000 in connection with this offering.

         An affiliate of the Company manages, in part, the portfolio of FBR Asset Investment Corporation, which is an affiliate of one of the underwriters of the concurrent public offering.

                                     EXPERTS

         Our financial statements and schedules included in our Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and schedules are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Brown & Wood LLP. The opinion of counsel described under the heading "Federal Income Tax Considerations" will be rendered by Brown & Wood LLP, which will be subject to various assumptions and based on current tax law.

Prospectus

                        Annaly Mortgage Management, Inc.
                         12 East 41st Street, Suite 700
                           New York, New York  10017
                                 (212-696-0100)

                                  $200,000,000

                        Common Stock and Preferred Stock


     By this prospectus, we may offer, from time to time, shares of our:

          .    common stock
          .    preferred stock
          .    any combination of the foregoing

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

     This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

     The New York Stock Exchange lists our common stock under the symbol "NLY".

     To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

     Consider carefully the risk factors beginning on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.





               The date of this prospectus is September 16, 1999

                               TABLE OF CONTENTS

     ABOUT THIS PROSPECTUS..............................................  3

     PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995...................  3

     ABOUT ANNALY MORTGAGE MANAGEMENT, INC..............................  3

     RISK FACTORS.......................................................  5

     USE OF PROCEEDS.................................................... 11

     DESCRIPTION OF STOCK............................................... 12

     FEDERAL INCOME TAX CONSIDERATIONS.................................. 16

     PLAN OF DISTRIBUTION............................................... 24

     EXPERTS............................................................ 25

     LEGAL MATTERS...................................................... 25

     WHERE YOU CAN FIND MORE INFORMATION................................ 25

     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.................... 26

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this process, we may offer and sell any combination of preferred stock and common stock in one or more offerings up to a total dollar amount of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information you may need to make your investment decision.

               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                       SAFE HARBOR CAUTIONARY STATEMENT

     This prospectus and the documents incorporated by reference herein contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that may impact our actual results include changes in interest rates, changes in the yield curve, changes in prepayment rates, the supply of mortgage-backed securities, our ability to obtain financing, the terms of any financing and the other factors described in this prospectus under the heading "Risk Factors."

                     ABOUT ANNALY MORTGAGE MANAGEMENT, INC.

General

     We are a real estate investment trust (or REIT) organized under Maryland law. We own, manage and finance a portfolio of mortgage-backed securities. We seek to generate net income for our stockholders from the spread between the interest income we earn on our portfolio of mortgage-backed securities and our borrowing costs to finance our portfolio of mortgage-backed securities. We were organized on November 25, 1996 and commenced operations on February 18, 1997. We are self-advised and self-managed.

Assets

     On June 30, 1999, all of the mortgage-backed securities we owned were "agency certificates." Agency certificates are mortgage-backed securities where a government agency or federally chartered corporation, such as FHLMC, FNMA or GNMA, guarantees payments of principal or interest on the certificates. Although not rated, these agency certificates carry an implied "AAA" rating.

     . Freddie Mac is a common abbreviation that refers to the Federal Home Loan Mortgage Corporation, a privately-owned government-sponsored enterprise created pursuant to an act of Congress.

     . Fannie Mae is a common abbreviation that refers to the Federal National Mortgage Association, a privately-owned, federally-chartered corporation organized under an act of Congress.

     . Ginnie Mae is a common abbreviation that refers to the Government National Mortgage Association, a wholly-owned instrumentality of the United States within the Department of Housing and Urban Development.

     Even though we have only acquired AAA securities so far, under our capital investment policy we have the ability to acquire securities of lower credit quality. Under our policy:

     .    75% of our investments must have a AA or higher rating by Standard &
Poor's Corporation (or S&P), or an equivalent rating by another nationally recognized rating organization, or our management must determine that the investments are of comparable credit quality to investments with these ratings;

     .    the remaining 25% of our investments must have a BBB or higher rating by S&P, or an equivalent rating by another nationally recognized rating organization, or our management must determine that the investments are of comparable credit quality to investments with these ratings; securities with ratings of BBB or higher are commonly referred to as "investment grade" securities; and

     .    we seek to have a minimum weighted average rating for our portfolio of at least A by S&P.

     We acquire both adjustable-rate and fixed-rate mortgage-backed securities. Adjustable-rate mortgage-backed securities have interest rates that adjust periodically based upon changes in an objective index of short-term interest rates, such as LIBOR or a Treasury index. On June 30, 1999, approximately 64% of our mortgage-backed securities were adjustable-rate securities and approximately 36% were fixed-rate securities.

Borrowings

     We borrow money primarily through repurchase agreements using our mortgage-backed securities as collateral. We generally expect to maintain a ratio of debt-to-equity of between 8:1 to 12:1, although the ratio may vary from time to time depending upon market conditions and other factors our management deems relevant. At June 30, 1999, our debt-to-equity ratio was 11.8:1.

     We attempt to structure our borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, correspond generally to the interest rate adjustment indices and periods of our adjustable-rate mortgage-backed securities. However, the interest rates on our borrowings generally adjust more frequently than the interest rates on our mortgage-backed securities. In addition, our fixed-rate mortgage-backed securities do not provide for any periodic rate adjustments. Accordingly, we could experience net losses or a decrease in net profits in a period of rising interest rates.

Stock Listing

     Our common stock is traded on the New York Stock Exchange under the symbol "NLY."

Principal Executive Offices and Telephone Number

     Our principal executive offices are located at 12 East 41st Street, Suite 700, New York, New York 10017. Our telephone number is (212) 696-0100.

                                 RISK FACTORS

     An investment in our stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our common stock could decline significantly and you may lose all or part of your investment.

If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, it may adversely affect our profitability

     We earn money based upon the spread between the interest payments we earn on our mortgage-backed security investments and the interest payments we must make on our borrowings. If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, our profitability may be adversely affected.

     The interest payments on our borrowings may increase relative to the interest we earn on our adjustable-rate mortgage-backed securities for various reasons discussed in this section.

 .    Differences in timing of interest rate adjustments on our mortgage-backed securities and our borrowings may adversely affect our profitability

     We rely primarily on short-term borrowings to acquire mortgage-backed securities with long-term maturities. Accordingly, if short-term interest rates increase, this may adversely affect our profitability.

     Most of the mortgage-backed securities we acquire are adjustable-rate securities. This means that their interest rates may vary over time based upon changes in an objective index, such as:

     . LIBOR or the London Interbank Offered Rate. The interest rate that banks in London offer for deposits in London of U.S. dollars.

     . Treasury Index. A monthly or weekly average yield of benchmark U.S. Treasury securities, as published by the Federal Reserve Board.

     . CD Rate. The weekly average of secondary market interest rates on six-month negotiable certificates of deposit, as published by the Federal Reserve Board.

     These indices generally reflect short-term interest rates. On June 30, 1999, approximately 64% of our mortgage-backed securities were adjustable-rate securities.

     The interest rates on our borrowings similarly vary with changes in an objective index. However, the interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. For example, on June 30, 1999, our adjustable-rate mortgage-backed securities had a weighted average term to next rate adjustment of 10 months, while our borrowings had a weighted average term to next rate adjustment of 24 days. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings adjust faster than the interest rates on our adjustable-rate mortgage-backed securities.

 .    Interest rate caps on our mortgage-backed securities may adversely affect our profitability

     Our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our adjustable-rate mortgage-backed securities would be limited by caps.

 .    Because we acquire fixed-rate securities, an increase in interest rates may adversely affect our profitability

     While the majority of our investments consist of adjustable-rate mortgage-backed securities, we also invest in fixed-rate mortgage-backed securities. In a period of rising interest rates, our interest payments could increase while the interest we earn on our fixed-rate mortgage-backed securities would not change. This would adversely affect our profitability. On June 30, 1999, approximately 36% of our mortgage-backed securities were fixed-rate securities.

An increase in prepayment rates may adversely affect our profitability

     The mortgage-backed securities we acquire are backed by pools of mortgage loans. We receive payments, generally, from the payments that are made on these underlying mortgage loans. When borrowers prepay their mortgage loans at rates that are faster than expected, this results in prepayments that are faster than expected on the mortgage-backed securities. These faster than expected prepayments may adversely affect our profitability.

     We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, we must pay a premium over the market value to acquire the security. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. If the mortgage-backed security is prepaid in whole or in part prior to its maturity date, however, we must expense the premium that was prepaid at the time of the prepayment. This adversely affects our profitability. On June 30, 1999, approximately 87% of the mortgage-backed securities we owned were acquired at a premium.

     Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

     We may seek to reduce prepayment risk by acquiring mortgage-backed securities at a discount. If a discounted security is prepaid in whole or in part prior to its maturity date, we will earn income equal to the amount of the remaining discount. This will improve our profitability if the discounted securities are prepaid faster than expected. On June 30, 1999, approximately 13% of the mortgage-backed securities we owned were acquired at a discount.

     While we seek to minimize prepayment risk to the extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

An increase in interest rates may adversely affect our book value

     Increases in interest rates may negatively affect the market value of our mortgage-backed securities. Our fixed-rate securities, generally, are more negatively affected by these increases. In accordance with accounting rules, we reduce our book value by the amount of any decrease in the market value of our mortgage-backed securities. During the second quarter of 1999, rising interest rates contributed to a decline in our book value from $9.97 per share at the beginning of the quarter to $8.95 per share at the end of the quarter.

Our strategy involves significant leverage

     We seek to maintain a ratio of debt-to-equity of between 8:1 and 12:1, although our ratio may at times be above or below this amount. We incur this leverage by borrowing against a substantial portion of the market value of our mortgage-backed securities. By incurring this leverage, we can enhance our returns. However, this leverage, which is fundamental to our investment strategy, also creates significant risks.

 .    Our leverage may cause substantial losses

     Because of our significant leverage, we may incur substantial losses if our borrowing costs increase. Our borrowing costs may increase for any of the following reasons:

          .    short-term interest rates increase

          .    the market value of our mortgage-backed securities decreases

          .    interest rate volatility increases

          .    the availability of financing in the market decreases.

 .    Our leverage may cause margin calls and defaults and force us to sell assets under adverse market conditions

     Because of our leverage, a decline in the value of our mortgage-backed securities may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. Our fixed-rate mortgage-backed securities generally are more susceptible to margin calls as increases in interest rates tend to more negatively affect the market value of fixed-rate securities.

     If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our mortgage-backed securities under adverse market conditions. Additionally, in the event of our bankruptcy, our borrowings, which are generally made under repurchase agreements, may qualify for special treatment under the Bankruptcy Code. This special treatment would allow the lenders under these agreements to avoid the automatic stay provisions of the Bankruptcy Code and to liquidate the collateral under these agreements without delay.

 .    Liquidation of collateral may jeopardize our REIT status

     To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Federal Income Tax Considerations" section of this prospectus.

 .    We may exceed our target leverage ratios

     We seek to maintain a ratio of debt-to-equity of between 8:1 and 12:1. However, we are not required to stay within this leverage ratio. If we exceed this ratio, the adverse impact on our financial condition and results of operations from the types of risks described in this section would likely be more severe.

 .    We may not be able to achieve our optimal leverage

     We use leverage as a strategy to increase the return to our investors. However, we may not be able to achieve our desired leverage for any of the following reasons:

     .    we determine that the leverage would expose us to excessive risk

     .    our lenders do not make funding available to us at acceptable rates

     . our lenders require that we provide additional collateral to cover our borrowings.

 .    We may incur increased borrowing costs which would adversely affect our profitability

     Currently, all of our borrowings are collateralized borrowings in the form of repurchase agreements. If the interest rates on these repurchase agreements increase, it would adversely affect our profitability.

     Our borrowing costs under repurchase agreements generally correspond to short-term interest rates such as LIBOR or a short-term Treasury index, plus or minus a margin. The margins on these borrowings over or under short-term interest rates may vary depending upon:

     .    the movement of interest rates

     .    the availability of financing in the market

     .    the value and liquidity of our mortgage-backed securities.

If we are unable to renew our borrowings at favorable rates, our profitability may be adversely affected

     Since we rely primarily on short-term borrowings, our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew or replace maturing borrowings, we would have to sell our assets under possibly adverse market conditions.

We have not used derivatives to mitigate our interest rate and prepayment risks

     Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us mitigate our interest rate and prepayment risks described above. However, we have determined in the past that the cost of these transactions outweighs the benefits. In addition, we will not enter into derivative transactions if we believe they will jeopardize our status as a REIT. If we decide to enter into derivative transactions in the future, these transactions may mitigate our interest rate and prepayment risks but cannot insulate us from these risks.

Our investment strategy may involve credit risk

     We may incur losses if there are payment defaults under our mortgage-backed securities.

     To date, all of our mortgage-backed securities have been agency certificates which, although not rated, carry an implied "AAA" rating. Agency certificates are mortgage-backed securities where Freddie Mac, Fannie Mae or Ginnie Mae guarantees payments of principal or interest on the certificates.

     Even though we have only acquired AAA securities so far, under our capital investment policy we have the ability to acquire securities of lower credit quality. Under our policy:

     . 75% of our investments must have a AA or higher rating by Standard & Poor's Corporation (or S&P), or an equivalent rating by a similar nationally recognized rating organization, or our management must determine that the investments are of comparable credit quality to investments with these ratings;

     . the remaining 25% of our investments must have a BBB or higher rating by S&P, or an equivalent rating by a similar nationally recognized rating organization, or our management must determine that the investments are of comparable credit quality to investments with these ratings; securities with ratings of BBB or higher are commonly referred to as "investment grade" securities; and

     . we seek to have a minimum weighted average rating for our portfolio of at least A by S&P.

     If we acquire mortgage-backed securities of lower credit quality, we may incur losses if there are defaults under those mortgage-backed securities or if the rating agencies downgrade the credit quality of those mortgage-backed securities.

Because of competition, we may not be able to acquire mortgage-backed securities at favorable yields

     Our net income depends, in large part, on our ability to acquire mortgage-backed securities at favorable spreads over our borrowing costs. In acquiring mortgage-backed securities, we compete with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase mortgage-backed securities, many of which have greater financial resources than us. As a result, in the future, we may not be able to acquire sufficient mortgage-backed securities at favorable spreads over our borrowing costs.

We are dependent on our key personnel

     We are dependent on the efforts of our key officers and employees, including Michael A. J. Farrell, Chairman of the Board and Chief Executive Officer, Timothy J. Guba, President and Chief Operating Officer, Wellington J. St. Claire, Vice Chairman and Portfolio Manager, and Kathryn F. Fagan, Chief Financial Officer. The loss of any of their services could have an adverse effect on our operations. Although we have employment agreements with each of them, we cannot assure you they will remain employed with us.

Some of our officers and employees have potential conflicts of interest

     Some of our officers and employees have potential conflicts of interest with us. The material potential conflicts are as follows:

 .    Our officers and employees manage assets for other clients

     Messrs. Farrell and Guba, Ms. St. Claire and other officers and employees are actively involved in managing mortgage-backed securities and other fixed income assets for institutional clients through Fixed Income Discount Advisory Company. FIDAC is a registered investment adviser that on June 30, 1999 managed, assisted in managing or supervised approximately $650 million in gross assets for a wide array of clients. Of that amount, FIDAC managed approximately $450 million of those gross assets on a discretionary basis. The U.S. Dollar Floating Rate Fund is a fund managed by FIDAC. Mr. Farrell is a Director of the Floating Rate Fund. These officers will continue to perform services for FIDAC, the institutional clients and the Floating Rate Fund. Mr. Farrell is also the sole shareholder of FIDAC.

     These responsibilities may create conflicts of interest for these officers and employees if they are presented with corporate opportunities that may benefit us and the institutional clients and the Floating Rate Fund. Our officers allocate investments among Annaly, the institutional clients and the Floating Rate Fund by determining the entity or account for which the investment is most suitable. In making this determination, our officers consider the investment strategy and guidelines of each entity or account with respect to acquisition of assets, leverage, liquidity and other factors that our officers determine appropriate.

 .    Some of our directors and officers have ownership interests in our affiliates that create potential conflicts of interest

     Mr. Farrell, our Chairman and Chief Executive Officer, and our other directors and officers, have direct and indirect ownership interests in our affiliates that create potential conflicts of interest.

     During 1998, we made an initial investment of $49,980 in Annaly International Mortgage Management, Inc. Annaly International explores business opportunities overseas, including the origination of mortgages. Annaly International has not commenced operations beyond this exploratory stage. We own 24.99% of the equity of Annaly International in the form of non-voting securities. The remaining equity of Annaly International is owned by FIDAC, Michael A.J. Farrell, Timothy J. Guba, our President and Chief Operating Officer, Wellington J. St. Claire, our Vice Chairman and Portfolio Manager, Kathryn F. Fagan, our Chief Financial Officer, John S. Grace, one of our directors, and other persons. Mr. Farrell is the sole shareholder of FIDAC.

     During 1998, Annaly International made an initial investment of $20,400 in Annaly.com, Inc. Annaly.com explores opportunities to acquire or originate mortgages in the United States. Annaly.com has established a Web site at http://www.annaly.com but has not commenced the acquisition or origination of mortgages. Annaly International owns 51% of the equity of Annaly.com. The remaining equity of Annaly.com is owned by FIDAC.

     Our management allocates rent and other office expenses between our affiliates and us. These allocations may create conflicts of interest. Our management currently allocates rent and other expenses 90% to Annaly and 10% to FIDAC. Our audit committee must approve any change in these allocation percentages. In addition, we may enter into agreements, such as technology sharing or research agreements, with our affiliates in the future. These agreements would present potential conflicts of interest. Our management will obtain prior approval of our audit committee prior to entering into any agreements with our affiliates.

We and our shareholders are subject to certain tax risks

 .    Our failure to qualify as a REIT would have adverse tax consequences

     We believe that since 1997 we have qualified for taxation as a REIT for federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, as least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to stockholders at least 95% of our REIT taxable income (excluding capital gains). Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult or impossible for us to remain qualified as a REIT.

     If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our stockholders. This would likely have a significant adverse effect on the value of our securities. In addition, we would no longer be required to make any distributions to our stockholders.

 .    We have certain distribution requirements

     As a REIT, we must distribute 95% of our annual taxable income. The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 95% distribution requirement.

 .    We are also subject to other tax liabilities

     Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

Loss of Investment Company Act exemption would adversely affect us

     We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as described in this prospectus.

     The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In addition, in meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the SEC or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities, under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Issuances of large amounts of our stock could cause our price to decline

     As of August 26, 1999, 12,793,224 shares of our common stock were outstanding. This prospectus may be used for the issuance of additional common stock or shares of preferred stock that are convertible into common stock. If we issue a significant number of shares of common stock or convertible preferred stock in a short period of time, there could be a dilution of the existing common stock and a decrease in the market price of the common stock.

We may change our policies without stockholder approval

     Our Board of Directors and management determine all of our policies, including our investment, financing and distribution policies. Although they have no current plans to do so, they may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

We are subject to the year 2000 risk

     The year 2000 risk arises because certain computer programs have been written using two digits rather than four to define the applicable years. Consequently, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations. Our accounting software vendor has certified that the software package we use is year 2000 compliant.; however, we have not independently determined that this package is year 2000 compliant and we cannot assure you it is free of year 2000 risk.

     We rely on third-party suppliers for a number of key services. If supplier operations are interrupted due to the year 2000 risk, that interruption could affect our operations. Although some of our suppliers have assured us that they are year 2000 compliant, we cannot assure you that our vendors are free of year 2000 risk.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from any of the offered securities for the purchase of mortgage-backed securities. We then intend to increase our investment assets by borrowing against these mortgage-backed securities and using the proceeds to acquire additional mortgage-backed securities.

                             DESCRIPTION OF STOCK

General

     Our authorized capital stock consists of 100 million shares of common stock. Pursuant to our articles of incorporation, our Board has the right to classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock.

Common Stock

     Voting

     Each of our common stockholders is entitled to one vote for each share held of record on each matter submitted to a vote of common stockholders.

     Our bylaws provide that annual meetings of our stockholders will be held each calendar year on the date determined by our President, and special meetings may be called by a majority of our Board, our Chairman, a majority of our independent directors, our President or generally by stockholders entitled to cast at least 25% of the votes which all stockholders are entitled to cast at the meeting. Our articles of incorporation may be amended in accordance with Maryland law.

     Dividends; Liquidation; Other Rights

     Common stockholders are entitled to receive dividends when declared by our Board of Directors out of legally available funds. The right of common stockholders to receive dividends is subordinate to the rights of preferred stockholders or other senior stockholders. If we have a liquidation, dissolution or winding up, our common stockholders will share ratably in all of our assets remaining after the payment of all of our liabilities and the payment of all liquidation and other preference amounts to preferred stockholders and other senior stockholders. Common stockholders have no preemptive or other subscription rights, and there are no conversion rights, or redemption or sinking fund provisions, relating to the shares of common stock.

Classification or Reclassification of Common Stock or Preferred Stock

     Our articles of incorporation authorize our Board to reclassify any unissued shares of common or preferred stock into other classes or series of shares, to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

Issuance of Preferred Stock

     The following description sets forth general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to our articles of incorporation, by-laws and any articles supplementary to our articles of incorporation designating terms of a series of preferred stock. The preferred stock, when issued, will be fully paid and non-assessable. Because our Board has the power to establish the preferences, powers and rights of each series of preferred stock, our Board may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common stockholders.

     The rights, preferences, privileges and restrictions of each series of preferred stock will be fixed by the articles supplementary relating to the series. A prospectus supplement, relating to each series, will specify the terms of the preferred stock, as follows:

     -    the title and stated value of the preferred stock;
     - the number of shares offered, the liquidation preference per share and the offering price of the shares;

     - the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;
     - the date from which dividends on the preferred stock will accumulate, if applicable;
     - the procedures for any auction and remarketing for the preferred stock;
     -    the provision for a sinking fund, if any, for the preferred stock;
     -    the provision for redemption, if applicable, of the preferred stock;
     -    any listing of the preferred stock on any securities exchange;
     - the terms, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;
     - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;
     - a discussion of certain material federal income tax considerations applicable to the preferred stock;
     - the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;
     - any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs; and
     - any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our status as REIT.

Restrictions on Ownership and Transfer

     To ensure that we meet the requirements for qualification as a REIT, our articles of incorporation prohibit anyone from acquiring or holding, directly or constructively, ownership of a number of shares of any class of our capital stock in excess of 9.8% of the outstanding shares. For this purpose the term "ownership" generally means either direct ownership or constructive ownership in accordance with the constructive ownership provisions of section 544 of the Internal Revenue Code.

     The constructive ownership provisions of section 544 of the Internal Revenue Code, generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries; attribute ownership of securities owned by family members to other members of the same family; and set forth rules as to when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions (i.e., "reattribution"). To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owning not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit.

     Any transfer of shares of capital stock that would cause us to be disqualified as a REIT or that would (a) create a direct or constructive ownership of shares of capital stock in excess of the 9.8% ownership limit, or
(b) result in the shares of capital stock being beneficially owned (within the meaning of section 856(a) of the Internal Revenue Code) by fewer than 100 persons (determined without reference to any rules of attribution), or (c) result in us being "closely held" within the meaning of section 856(h) of the Internal Revenue Code, will be null and void, and the intended transferee (the "purported transferee") will acquire no rights to those shares. These restrictions on transferability and ownership will not apply if our Board determines that it is no longer in our best interests to continue to qualify as a REIT.

     Any purported transfer of shares of capital stock that would result in a purported transferee owning (directly or constructively) shares of capital stock in excess of the 9.8% ownership limit due to the unenforceability of the transfer restrictions described above will constitute "excess securities." Excess securities will be transferred by operation of law to a trust that we will establish for the exclusive benefit of a charitable organization, until such time as the trustee of the trust retransfers the excess securities. The trustee will be a banking institution designated by us that is not affiliated with the purported transferee or us. While the excess securities are held in trust, the purported transferee will not be entitled to vote or to share in any dividends or other distributions with respect to the securities. Subject to the 9.8% ownership limit, excess securities may be transferred by the trust to any person (if such transfer would not result in excess securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the excess securities on the date of the purported transfer), at which point the excess securities will automatically cease to be excess securities.

     Upon a purported transfer of excess securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to the shares of capital stock except the right to payment of the purchase price for the shares of capital stock on the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on excess securities prior to our discovery that shares of capital stock have been transferred in violation of our articles of incorporation shall be repaid to us upon demand. If these transfer restrictions are determined to be void, invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any excess securities may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess securities and to hold the excess securities on our behalf.

     All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     Any person who acquires shares in violation of our articles of incorporation, or any person who is a purported transferee such that excess securities results, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to us of such event and shall provide us such other information as we may request in order to determine the effect, if any, of the transfer on our status as a REIT. In addition, every record owner of more than 5.0% (during any period in which the number of record stockholders is 2,000 or more) or 1.0% (during any period in which the number of record stockholders is greater than 200 but less than 2,000) or 1/2% (during any period in which the number of record stockholders is 200 or less) of the number or value of our outstanding shares must send us an annual written notice by January 31 stating the name and address of the record owner and the number of shares held and describing how the shares are held. Further, each stockholder is required to disclose to us in writing information with respect to the direct and constructive ownership of shares as the Board deems reasonably necessary to comply with the REIT provisions of the Internal Revenue Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     Our Board may increase or decrease the 9.8% ownership limit. In addition, to the extent consistent with the REIT provisions of the Internal Revenue Code, our Board may, pursuant to our articles of incorporation, waive the 9.8% ownership limit for a purchaser of our stock. In connection with any such waiver, we may require that the stockholder requesting the waiver enter into an agreement with us providing that we may repurchase shares from the stockholder under certain circumstances to ensure compliance with the REIT provisions of the Internal Revenue Code. The repurchase would be at fair market value as set forth in the agreement between us and the stockholder. The consideration received by the stockholder in the repurchase might be characterized as the receipt by the stockholder of a dividend from us, and any stockholder entering into an agreement with us should consult its tax advisor. At present, we do not intend to waive the 9.8% ownership limit for any purchaser.

     The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

Classification of Board, Vacancies and Removal of Directors

     Our by-laws provide for a staggered Board of Directors. Our by-laws provide for nine directors divided into three classes, with terms of three years each. The number of directors in each class and the expiration of each class term is as follows:

               Class 1    3 Directors  Expires 2000
               Class 2    3 Directors  Expires 2001
               Class 3    3 Directors  Expires 2002

     At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified Board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a classified Board could prevent stockholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors for two years, except in the event of removal for cause.

     On August 30, 1999, John S. Grace, one of the Class 1 directors, resigned from our Board, leaving one vacancy on our Board. Our by-laws provide that any vacancy on our Board may be filled by a majority of the remaining directors. Any individual so elected director will hold office for the unexplored term of the director he or she is replacing. Our by-laws provide that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, but only by a vote taken at a stockholder meeting. These provisions preclude stockholders form removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Indemnification

     Our articles of incorporation obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Corporations and Associations Article of the Annotated Code of Maryland (or the Maryland General Corporation Law) permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

     The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our articles of incorporation provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Statute

     The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns ten percent or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless the Board approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

     . 80% of the votes entitled to be cast by holders of outstanding voting shares; and

     . 66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

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

     As permitted by the Maryland General Corporation Law, we have elected not to be governed by the Maryland business combination statute. We made this election by opting out of this statute in our articles of incorporation. If, however, we amend our articles of incorporation to opt back in to the statute, the business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if our acquisition would be in our stockholders' best interests.

Maryland Control Share Acquisition Statute

     Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquiror previously acquired, would entitle the acquiror to exercise at least 20% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

     If voting rights are not approved at a meeting of stockholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

     .    the last control share acquisition; or

     . any meeting where stockholders considered and did not approve voting rights of the control shares.

     If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to redeem your stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition.

     The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

     The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Transfer Agent and Registrar

     ChaseMellon Shareholder Services, L.L.C., 450 West 33rd Street, 15th Floor, New York, New York 10001, is the transfer agent and registrar for our stock. Its telephone number is (800) 851-9677.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discusses the material United States federal income tax considerations that relate to our treatment as a REIT and that apply to an investment in our stock. No assurance can be given that the conclusions set out below would be sustained by a court if challenged by the IRS. This summary deals only with stock that you hold as a "capital asset", which generally means property that is held for investment. It does not address tax considerations applicable to you if you are a person subject to special tax rules, such as:

     .    a dealer or trader in securities;

     .    a financial institution;

     .    an insurance company;

     . a stockholder that holds our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

     . a stockholder whose functional currency is not the United States dollar; or

     . a tax-exempt or foreign taxpayer, except to the extent discussed below.

     The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986 and regulations, rulings and judicial decisions interpreting the Internal Revenue Code as of the date of this prospectus; any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

     The discussion set out below is intended only as a summary of the material United States federal income tax consequences of our treatment as a REIT and of an investment in our stock. We urge you to consult your own tax advisor as to the tax consequences of an investment in our stock, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws. The statements of United States tax law set out below are based on the laws in force and their interpretation as of the date of this prospectus, and are subject to any changes occurring after that date.

General

     We have elected to become subject to tax as a REIT for federal income tax purposes effective for our taxable year ending December 31, 1997. In the opinion of Morgan, Lewis & Bockius LLP, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and our method of operation enables us to meet the requirements for qualification and taxation as a REIT. This opinion is based on factual assumptions and representations relating to our organization and operations and factual assumptions and representations relating to our continued efforts to comply with the various REIT tests. Qualification as a REIT depends upon our ability to meet on a continuing basis, through actual operating results, the various qualification tests imposed under the Internal Revenue Code, and Morgan, Lewis & Bockius LLP has not reviewed in the past, and may not review in the future, our compliance with these tests.

     There can be no assurance, however, that we will qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances. If we were not to qualify as a REIT in any particular year, we would be subject to federal income tax as a regular domestic corporation, and you would be subject to tax in the same manner as a stockholder of a regular domestic corporation. In this event, we could be subject to a potentially substantial income tax liability in respect of each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to you and other stockholders could be significantly reduced or eliminated. See "Failure to qualify" below.

REIT Qualification Requirements

     The following is a brief summary of the material technical requirements that we must meet on an ongoing basis in order to qualify, and remain qualified, as a REIT under the Internal Revenue Code.

     Stock Ownership Tests

     We must meet the following stock ownership tests:

     (1)  our capital stock must be transferable;

     (2) our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months); and

     (2) no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year. In applying this test, the Internal Revenue Code treats some entities as individuals.

     Tax-exempt entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes. The requirements of items (2) and (3) above do not apply to the first taxable year for which we made an election to be taxed as a REIT. However, these stock ownership requirements must be satisfied in each subsequent taxable year. Our articles of incorporation provide restrictions regarding the transfer of our shares in order to aid us in meeting the stock ownership requirements. In addition, we are required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of our capital stock disclosing actual and constructive stock ownership and to maintain permanent records showing the information we have received as to the actual and constructive stock ownership and a list of those persons failing or refusing to comply with our demand.

     Asset Tests

     We generally must meet the following asset tests at the close of each quarter of each taxable year:

     (a) at least 75% of the value of our total assets must consist of Qualified REIT Real Estate Assets, government securities, cash and cash items; and

     (b) the value of securities that we hold (other than government securities) may not exceed 25% of the value of our total assets, and in addition, we may not hold securities of any one issuer that constitute either

          (1)  5% or more of the value of our total assets or

          (2)  10% of the outstanding voting securities of the issuer.

     "Qualified REIT Real Estate Assets" means pass-through certificates, mortgage loans and other assets of the type described in Section 856(c)(5)(B) of the Internal Revenue Code.

     We, along with one or more other entities, may form and capitalize one or more taxable subsidiaries that will engage in hedging activities, the creation of mortgage-backed securities through securitization or other activities. In order to ensure that we would not violate the more than 10% single issuer voting stock limitation, we would own only non-voting preferred and common stock, and the other entities would own all of the voting common stock. The value of our investment in any of these subsidiaries would also be limited to less than 5% of the value of our total assets at the end of each calendar quarter so that we can also comply with the 5% of value, single-issuer asset limitation. The taxable subsidiary would not elect REIT status and would distribute only net after-tax profits to its stockholders, including us. We will consult with our tax advisor to determine whether our activities or the formation and contemplated method of operation of a subsidiary corporation would cause us to fail to satisfy the REIT requirements.

     Gross Income Tests

     We generally must meet the following gross income tests for each taxable year:

     (a) at least 75% of our gross income must be derived from the real estate sources specified in the Internal Revenue Code, including interest income and gain from the disposition of Qualified REIT Real Estate Assets or "qualified temporary investment income," which is income derived from "new capital" within one year of its receipt; and

     (b) at least 95% of our gross income for each taxable year must be derived from sources of income qualifying for the 75% gross income test described in (a), dividends, interest, and gains from the sale of stock or other financial instruments (including interest rate swap and cap agreements, options, futures contracts, forward rate agreements or similar financial instruments entered into to hedge variable rate debt incurred to acquire Qualified REIT Real Estate Assets) not held for sale in the ordinary course of business.

     Distribution Requirement

     We generally must distribute to our stockholders at least 95% of our REIT taxable income before deductions of dividends paid and excluding net capital gain. However, we may elect to retain, rather than distribute, our net long-term capital gains and pay the tax on these gains, while our stockholders include their proportionate share of the undistributed long-term capital gains in income and receive a credit for their share of the tax that we pay.

Failure to Qualify

     If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make distributions. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Recent Developments

     On August 4, 1999, Congress released the "Taxpayer Refund and Relief Act of 1999," a bill that is to be sent to the White House for President Clinton's approval when Congress reconvenes in September. The bill would change the restriction on the ability of the REIT to own securities of any issuer from the current 10% of the voting securities of an issuer to 10% of the vote or value of the securities of an issuer. President Clinton's proposed budget plan, released earlier this year, included similar provisions. In addition, the bill would allow REITs to own up to 100% of the stock of "taxable REIT subsidiaries." Although a taxable REIT subsidiary would not be subject to the 10% vote or value test, a taxable REIT subsidiary would otherwise be subject to the REIT asset tests. If these provisions were to become law, we might have to change our future or current ownership of subsidiaries in order to continue to qualify as a REIT. Congress' Taxpayer Refund and Relief Act of 1999 does contain a transition rule under which securities that a REIT has held on July 12, 1999 will not be subject to this new limitation, assuming that the issuer of the securities does not engage in a substantially new line of business or acquire a substantial asset. This transition rule may exempt our ownership of 24.99% of the equity of Annaly International from the bill's provisions if it were enacted as proposed. The bill also contains a provision, among others, that would reduce a REIT's annual distribution requirement from the current 95% of REIT taxable income to 90%.

Taxation of Annaly Mortgage Management

     In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that we distribute to our stockholders. We will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain.

     Notwithstanding our qualification as a REIT, we may also be subject to tax in the following other circumstances:

     . If we fail to satisfy either the 75% or the 95% gross income test, but nonetheless maintain our qualification as a REIT because we meet other requirements, we generally would be subject to a

          100% tax on the greater of the amount by which we fail either the 75% or the 95% gross income test multiplied by a fraction intended to reflect our profitability.

     . We will also be subject to a tax of 100% on net income derived from any "prohibited transaction" which is, in general, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business.

     . If we have (1) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, it will be subject to federal income tax at the highest corporate income tax rate.

     . If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year,
          (2) 95% of our REIT capital gain net income for such year and
          (3) any undistributed amount of ordinary and capital gain net income from the preceding taxable years, we would be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year.

     . If we acquire any asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of a C corporation and we recognize gain upon a disposition of such asset occurring within 10 years of its acquisition, then we would be subject to tax to the extent of any built-in gain at the highest regular corporate rate.

     . We also may be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

     If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Internal Revenue Code do not apply, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We would not be allowed to deduct distributions to shareholders in these years, nor would we be required to make them under the Internal Revenue Code. Further, unless entitled to the relief provisions of the Internal Revenue Code, we also would be disqualified from re-electing REIT status for the four taxable years following the year during which we became disqualified.

     We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. In order to maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

Taxation of Stockholders

     Unless you are a tax-exempt entity, distributions that we make to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. If the amount we distribute to you also exceeds your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset. Distributions you receive, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

     Distributions that we designate as capital gain dividends generally will be subject to tax as long-term capital gain to you, to the extent that the distributions to you and the other shareholders do not exceed our actual net capital gain for the taxable year. In the event that we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any "excess inclusion income" that is allocated to you could not be offset by any net operating loss that you may have.

Future Treasury Department regulations may require that you take into account, for purposes of computing your individual alternative minimum tax liability, some of our tax preference items.

     Dividends that we declare during the last quarter of the calendar year and actually pay to you during January of the following taxable year generally are treated as if we had paid, and you had received, them on December 31 of the calendar year and not on the date actually paid and received. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Internal Revenue Code, but you will be treated as having received these dividends in the taxable year in which their distribution is actually made.

     If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in the stock, which gain or loss will be long-term if you have held the stock for more than one year. Any loss that you recognize on the sale or exchange of our stock that you have held for six months or less generally will be treated as a long-term capital loss to the extent, with respect to the stock, of (1) any long-term capital gain dividends that you receive and (2) any long-term capital gain that we retain and the tax on which you receive a credit.

     If we do not qualify as a REIT in any year, distributions that we make to you would be taxable in the same manner discussed above, except that:

     . we would not be allowed to designate any distributions as capital gain dividends;

     . distributions would be eligible for the corporate dividends received deduction;

     .    the excess inclusion income rules would not apply to you; and

     .    you would not receive any share of our tax preference items.

     In this event, however, we could be subject to potentially substantial federal income tax liability, and the amount of earnings and cash available for distribution to you and other stockholders could be significantly reduced or eliminated.

Information Reporting and Backup Withholding

     We will report to our domestic stockholders and to the IRS the amount of distributions that we pay, and the amount of tax that we withhold on these distributions for each calendar year. Under the backup withholding rules, you may be subject to backup withholding at a rate of 31% with respect to distributions paid unless you:

     . are a corporation or otherwise within an exempt category and demonstrate this fact when required; or

     . provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

     If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against your United States federal income tax liability, provided that you furnish the required information to the IRS.

Taxation of Tax-Exempt Entities

     The discussion under this heading only applies to you if you are a tax-exempt entity.

     Subject to the discussion below regarding a "pension-held REIT," distributions received from us or gain realized on the sale of our stock will not be taxable as unrelated business taxable income (UBTI), provided that:

     .    you have not incurred indebtedness to purchase or hold our stock;

     .    you do not otherwise use our shares in an unrelated trade or business;
          and

     . we, consistent with our present intent, do not hold a residual interest in a REMIC that gives rise to "excess inclusion" income as defined under section 860E of the Internal Revenue Code.

     If we were to be treated as a "taxable mortgage pool," however, a substantial portion of the dividends you receive may be subject to tax as UBTI.

     In addition, a substantial portion of the dividends you receive may constitute UBTI if we are treated as a "pension-held REIT" and you are a "qualified pension trust" that holds more than 10% by value of our interests at any time during a taxable year. For these purposes, a "qualified pension trust" is any pension or other retirement trust that qualifies under section 401(a) of the Internal Revenue Code. We would be treated as a "pension-held REIT" if (1) we would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through qualified pension trust stockholders to the qualified pension trust's beneficiaries in determining stock ownership of a REIT and (2) at least one qualified pension trust holds more than 25% of our stock by value or one or more qualified pension trusts (each owning more than 10% of our stock by value) hold in the aggregate more than 50% of our stock by value. Assuming compliance with the ownership limit provisions set forth in our articles of incorporation, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

     If you are exempt from federal income taxation under sections 501(c)(7),
(c)(9), (c)(17), and (c)(20) of the Internal Revenue Code, then distributions you receive may also constitute UBTI; we urge you to consult your tax advisor concerning the applicable "set aside" and reserve requirements.

United States Federal Income Tax Considerations Applicable to Foreign Holders

     The discussion under this heading applies to you only if you are not a U.S. person. A U.S. person is a person who is:

     .    a citizen or resident of the United States;

     . a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

     . an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or

     . a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996 and has made an election to be treated as a U.S. person;

     This discussion is only a brief summary of the United States federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. We urge you to consult your tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

     Distributions

     Except for distributions attributable to gain from the dispositions of real property interests or designated as capital gains dividends, distributions you receive from us generally will be subject, to the extent of our earnings and profits, to withholding of United States federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with a United States trade or business. If you wish to claim the benefits of an applicable tax treaty, you may need to satisfy certification and other requirements, some of which will change on January 1, 2001.

     Distributions you receive that are in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of our stock as described below. If we cannot determine at the time we make a distribution whether the distribution will exceed our earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your United States federal tax liability if it is subsequently determined that the distribution was, in fact, in excess of our earnings and profits. If you receive a dividend that is treated as being effectively connected with your conduct of a trade or business within the United States, the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally and may be subject to the branch profits tax if you are a corporation.

     Distributions that we make to you and designate as capital gains dividends, other than those attributable to the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless:

     . your investment in our stock is effectively connected with your conduct of a trade or business within the United States; or

     . you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year and other requirements are met.

     Distributions that are attributable to your disposition of United States real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980 (FIRPTA), and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. However, because we do not expect to hold assets that would be treated as "United States real property interests" as defined by FIRPTA, the FIRPTA provisions should not apply to your investment in our stock.

     Gain on Disposition

     You generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of our stock unless:

     . the gain is effectively connected with your conduct of a trade or business within the United States;

     . you are a nonresident alien individual who holds our stock as a capital asset and is present in the United States for 183 or more days in the taxable year and other requirements are met; or

     .    you are subject to tax under the FIRPTA rules discussed below.

     Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the United States federal income tax on net income that applies to United States persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively-connected gains will not be subject to withholding. We urge you to consult applicable treaties, which may provide for different rules.

     Under FIRPTA, you may be subject to tax on gain recognized from your sale or other disposition of our stock if we were to both (1) hold United States real property interests and (2) fail to qualify as a "domestically-controlled

REIT." A REIT qualifies as "domestically-controlled" as long as less than 50% in value of its shares of beneficial interest are held by foreign persons at all times during the shorter of (1) the previous five years and (2) the period in which the REIT is in existence. As mentioned above, we do not expect to hold any United States real property interests. Furthermore, we will likely qualify as a "domestically-controlled REIT," although no assurances can be provided because our shares are publicly-traded.

State and Local Taxes

     We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment that applies to us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your own tax advisor regarding the effect of state and local tax laws.

                             PLAN OF DISTRIBUTION

     We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

     Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

     Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

     Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

     Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the series of securities, if any are purchased.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

     In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Securities and Exchange Commission pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

     The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

     The common stock is listed on the New York Stock Exchange under the symbol "NLY." The preferred stock will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange. Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any shares of preferred stock.

                                    EXPERTS

     Deloitte & Touche LLP, independent auditors, have audited our financial statements as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the period ended December 31, 1997, as set forth in their reports which are incorporated in this prospectus by reference. Our financial statements are incorporated by reference in reliance on Deloitte & Touche LLP's reports, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the securities offered hereby is being passed upon for us by Morgan, Lewis & Bockius LLP. The opinion of counsel described under the heading "Federal Income Tax Considerations" is being rendered by Morgan, Lewis & Bockius LLP. This opinion is subject to various assumptions and is based on current tax law.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information. This material can also be obtained from the Commission's worldwide web site at http://www.sec.gov. Our outstanding common stock is listed on the NYSE under the symbol "NLY," and all such reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

     We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by Commission rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the Commission (File No. 1-13447) under the Securities Exchange Act of 1934 (the "Exchange Act"), and these documents are incorporated herein by reference:

     .    Our Annual Report on Form 10-K for the year ended December 31, 1998.

     . Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

     .    Our Proxy Statement dated March 25, 1999.

     . The description of our common stock included in our registration statement on Form 8-A, as amended.

     Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

     Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

     You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to Investor Relations, at Annaly Mortgage Management, Inc., 12 East 41st Street, Suite 700, New York, New York, 10017, telephone number (212) 696-0100.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and accompanying prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

               --------------------

                 TABLE OF CONTENTS

               PROSPECTUS SUPPLEMENT

                                               PAGE

Forward-Looking Statements........................S-2
The Company.......................................S-3
Recent Developments...............................S-3
The Offering......................................S-4
Use of Proceeds...................................S-4
Capitalization....................................S-5
Federal Income Tax Considerations.................S-5
Certain Changes to Maryland Law...................S-7
Plan of Distribution..............................S-8
Experts...........................................S-8
Legal Matters.....................................S-8

                     PROSPECTUS

About This Prospectus...............................3
Private Securities Litigation Reform
     Act of 1995....................................3
About Annaly Mortgage Management, Inc...............3
Risk Factors........................................5
Use of Proceeds....................................11
Description of Stock...............................12
Federal Income Tax Considerations..................16
Plan of Distribution...............................24
Experts............................................25
Legal Matters......................................25
Where You Can Find More Information................25
Incorporation of Certain Document
     by Reference..................................26







                                 800,000 Shares


                                 ANNALY MORTGAGE
                                MANAGEMENT, INC.


                                  Common Stock








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                              PROSPECTUS SUPPLEMENT
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                                January 23, 2001